Exhibit 99.1

FERRARI N.V.: PERIODIC REPORT ON THE BUYBACK PROGRAM

Maranello (Italy), March 27, 2023 – Ferrari N.V. (NYSE/EXM: RACE) (“Ferrari” or the “Company”) informs that the Company has purchased, under the Euro 200 million share buyback program announced on December 1, 2022, as the second tranche of the multi-year share buyback program of approximately Euro 2 billion expected to be executed by 2026 in line with the disclosure made during the 2022 Capital Markets Day (the “Second Tranche”), the additional common shares - reported in aggregate form, on a daily basis - on the Euronext Milan (EXM) as follows:

Trading Date (dd/mm/yyyy)	Stock Exchange	Number of common shares purchased	Average price per share excluding fees (€)	Consideration excluding fees (€)
20/03/2023	EXM	4,525	244.6551	1,107,064.33
21/03/2023	EXM	4,485	247.2104	1,108,738.64
22/03/2023	EXM	4,460	248.3355	1,107,576.33
23/03/2023	EXM	4,475	247.3945	1,107,090.39
24/03/2023	EXM	4,500	245.3019	1,103,858.55
Total	—	22,445	246.5729	5,534,328.24

(*) translated at the European Central Bank EUR/USD exchange reference rate as of the date of each purchase

Since the announcement of such Second Tranche till March 24, 2023, the total invested consideration has been:
•Euro 90,240,175.88 for No. 396,803 common shares purchased on the EXM
•USD 22,150,535.52 (Euro 20,868,549.48*) for No. 91,310 common shares purchased on the NYSE.

As of March 24, 2023, the Company held in treasury No. 12,270,108 common shares equal to 4.78% of the total issued share capital including the common shares and the special voting shares, net of shares assigned under the Company’s equity incentive plan.

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977

Since July 1, 2022 until March 24, 2023, the Company has purchased a total of 1,296,521 own common shares on EXM and NYSE, including transactions for Sell to Cover, for a total consideration of Euro 270,282,715.38.

A comprehensive overview of the transactions carried out under the buyback program, as well as the details of the above transactions, are available on Ferrari’s corporate website under the Buyback Programs section (https://www.ferrari.com/en-EN/corporate/buyback-programs).

For further information:
Media Relations
tel.: +39 0536 949337
Email: media@ferrari.com
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